Exhibit 23.3

Consent of Independent Auditors

We consent to the use of our report dated February 17, 2010, with respect to the combined balance sheets of the Cumberland Resource Group (formerly known as The Combined Entities of The Cumberland Group) as of December 31, 2009 and 2008, and the related combined statements of income, stockholder’s equity and members’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the Current Report on Form 8-K of Massey Energy Company, dated March 22, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in this joint proxy statement/prospectus.

/s/ KPMG LLP

Roanoke, Virginia

April 12, 2011